Exhibit 99.1

Contact:	Trinity Biotech plc	Eric Ribner
	John Gillard	LifeSci Advisors, LLC
	+353-1-2769800	+1-646 -751-4363
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Receives Non-Compliance Notice Regarding
Nasdaq Global Select Requirement for Minimum Market Value of
Publicly Held Shares

DUBLIN, Ireland, November 28, 2023 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, today announced that on November 21, 2023 the Company received notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum market value of publicly held shares ("MVPHS") requirement set forth in the Nasdaq Listing Rules.

For continued listing on the Nasdaq Global Select Market, registrants are required to maintain a minimum MVPHS of US$15 million in accordance with Nasdaq Listing Rule 5450(b)(3)(c). Nasdaq Listing Rule 5810(c)(3)(D) provides that the failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice states that from October 5 to November 20, 2023, the Company did not meet the minimum MVPHS requirement.

In the event that the deficiency continues for six months, the Company may seek to apply for a transfer to The Nasdaq Capital Market exchange if it meets the requirements for continued listing thereon.

The Notice does not impact the Company's listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is provided with 180 calendar days, or until May 20, 2024, to regain compliance with Nasdaq Listing Rule 5450(b)(3)(c). To regain compliance, the Company's MVPHS must exceed US$15 million for a minimum of 10 consecutive business days.

If the Company does not regain compliance with the minimum MVPHS requirement by May 20, 2024, Nasdaq will provide written notification to the Company that its American depositary shares (“ADSs”) are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company does appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful.

The Company intends to monitor its MVPHS between now and May 20, 2024 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that the ADSs of the Company will continue to be listed and trade on the Nasdaq Global Market. The Company's management is evaluating various options available to regain compliance and maintain its continued listing.

The Company's business operations are not affected by the Notification Letter.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.